Term Sheet To product supplement B dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 2220B Registration Statement No. 333-184193 Dated September 30, 2014; Rule 433
Deutsche Bank
Structured Investments	Deutsche Bank AG $ Digital Return Notes Linked to the EURO STOXX® Banks Index due October 21*, 2015
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the EURO STOXX® Banks Index (the “Underlying”). If the Final Level is greater than or equal to the Initial Level, investors will be entitled to receive at maturity a return on the notes equal to the Digital Return of 14.90%. If the Final Level is less than the Initial Level, but greater than or equal to the Trigger Level (85.00% of the Initial Level), investors will receive at maturity the Face Amount per $1,000 Face Amount of notes. However, if the Final Level is less than the Trigger Level, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than the Trigger Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due October 21*, 2015†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about October 3*, 2014 (the “Trade Date”) and are expected to settle on or about October 8*, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	The EURO STOXX® Banks Index (Ticker: SX7E)
Digital Return:
14.90%, which reflects the maximum return on the notes. The actual Digital Return will be set on the Trade Date and will not be less than 14.90%. Accordingly, the maximum Payment at Maturity will not be less than $1,149.00 per $1,000 Face Amount of notes.

Payment at Maturity:
•      If the Final Level is greater than or equal to the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Digital Return, calculated as follows:

$1,000 + ($1,000 x Digital Return)

•      If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount.

• If the Final Level is less than the Trigger Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return)

If the Final Level is less than the Trigger Level, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Trigger Level:	85.00% of the Initial Level
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive, zero or negative.
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates
Trade Date:	October 3*, 2014
Settlement Date:	October 8*, 2014
Averaging Dates†:	October 12*, 2015, October 13*, 2015, October 14*, 2015, October 15*, 2015 and October 16*, 2015
Maturity Date†:	October 21*, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RRE5 / US25152RRE52
* Expected. In the event that we make any change to the expected Trade Date or Settlement Date, the Averaging Dates and Maturity Date will be changed so that the stated term of the notes remains the same.
† Subject to postponement  as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $959.50 to $979.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 2 of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.
(2)  Please see “Supplemental Plan of Distribution” in this term sheet for more information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
September 30, 2014

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this term sheet together with product supplement B dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement B dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005077/crt_dp33020-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Payments on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Underlying?

The following table illustrates a range of hypothetical payments at maturity on the notes. The table and the hypothetical examples set forth below assume a Digital Return on the notes of 14.90% and reflect the Trigger Level of 85.00% of the Initial Level.  The actual Digital Return, Initial Level and Trigger Level will be determined on the Trade Date.  The table and hypothetical examples set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on the Underlying Return, determined using the closing levels of the Underlying on the specified Averaging Dates.  The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Hypothetical Underlying Return (%)	Hypothetical Return (%)	Payment at Maturity ($)
100.00%	14.90%	$1,149.00
90.00%	14.90%	$1,149.00
80.00%	14.90%	$1,149.00
70.00%	14.90%	$1,149.00
60.00%	14.90%	$1,149.00
50.00%	14.90%	$1,149.00
40.00%	14.90%	$1,149.00
30.00%	14.90%	$1,149.00
20.00%	14.90%	$1,149.00
15.00%	14.90%	$1,149.00
5.00%	14.90%	$1,149.00
0.00%	14.90%	$1,149.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-20.00%	-20.00%	$800.00
-25.00%	-25.00%	$750.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 20.00%. Because the Final Level is greater than the Initial Level, even though the Underlying Return is 20.00%, the investor receives only a return equal to the Digital Return of 14.90% and a Payment at Maturity of $1,149.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Digital Return)
$1,000 + ($1,000 x 14.90%) = $1,149.00

Example 2: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 5.00%. Because the Final Level is greater than the Initial Level, even though the Underlying Return is only 5.00%, the investor receives a return equal to the Digital Return of 14.90% and a Payment at Maturity of $1,149.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Digital Return)
$1,000 + ($1,000 x 14.90%) = $1,149.00

Example 3: The Final Level is less than the Initial Level but is greater than the Trigger Level, resulting in an Underlying Return of -5.00%. Although the Final Level is less than the Initial Level, because the Final Level is greater than the Trigger Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The Final Level is less than the Trigger Level, resulting in an Underlying Return of -40.00%. Because the Final Level is less than the Trigger Level, the investor will receive a Payment at Maturity of $600.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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POTENTIAL POSITIVE RETURN ON THE NOTES IS FIXED AND LIMITED — If the Final Level is greater than or equal to the Initial Level, your return on the notes will be limited to the Digital Return of 14.90%, resulting in a maximum Payment at Maturity of $1,149.00 per $1,000 Face Amount of notes, regardless of the increase in the level of the Underlying, which may be significant. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — If the Final Level is less than the Initial Level, but greater than or equal to the Trigger Level, you will receive at maturity the Face Amount per $1,000 Face Amount of notes. However, if the Final Level is less than the Trigger Level, which is 85.00% of the Initial Level, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your investment in the notes.

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RETURN LINKED TO THE PERFORMANCE OF THE  EURO STOXX® BANKS INDEX — The return on the notes, which may be positive, zero or negative, is linked to the performance of the EURO STOXX® Banks Index as described herein. The EURO STOXX® Banks Index is a free float market capitalization index which currently includes 28 stocks of banks that are market sector leaders mainly from twelve countries in the Eurozone: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. This is only a summary of the EURO STOXX® Banks Index. For more information on the EURO STOXX® Banks Index, including information concerning its composition, calculation methodology and adjustment policy, please see “The EURO STOXX® Banks Index” in this term sheet.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt.  Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the stocks composing the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative.  If the Final Level is less than the Trigger Level, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Final Level is greater than or equal to the Initial Level, for each $1,000 Face Amount of notes, you will receive at maturity the Face Amount plus the product of the Face Amount and the Digital Return of 14.90%, regardless of the increase in the level of the Underlying, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,149.00 per $1,000 Face Amount of notes. You will receive a return reflecting the Digital Return only if the Final Level is greater than or equal to the Initial Level. The level of the Underlying at various times during the term of the notes could be higher than the closing levels of the Underlying on the Averaging Dates. Because the Digital Return is a fixed amount, you may receive a lower payment at maturity than you would if you had invested directly in the stocks composing the Underlying.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you  and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Underlying are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

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RISKS ASSOCIATED WITH INVESTMENTS IN NOTES WITH CONCENTRATION IN THE BANKING SECTOR OF THE EUROZONE EQUITY MARKET — The stocks composing the Underlying are stocks of companies representing the banking sector of the Eurozone equity market. The stocks composing Underlying may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry. In particular, the banking industry is significantly affected by:

•	current and future regulations affecting the banking industry;

•	changes in capital requirements;

•	international economic conditions, including interest rates;

•	compliance costs in response to regulatory oversight; and

•	current and future regulatory investigations of companies in the banking sector.

These or other factors or the absence of such factors could adversely affect the banking industry and could cause the value of some or all of the stocks composing the Underlying to decline during the term of the notes.

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WE ARE ONE OF THE COMPANIES THAT MAKE UP THE UNDERLYING — We are one of the companies that make up the Underlying. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Underlying. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Underlying, or your notes. None of the other companies represented in the Underlying will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

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THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR —The Underlying is composed of stocks denominated in Euros. Because the level of the Underlying is also calculated in Euros (and not in U.S. dollars), the performance of the Underlying will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Euro. Therefore, if the Euro strengthens or weakens relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return on the notes at maturity.

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INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE UNDERLYING — The return on your notes may not reflect the return you would realize if you had directly invested in the stocks composing the Underlying. For instance, your return on the notes is limited to the Maximum Return regardless of any increase in the prices of the stocks composing the Underlying, which could be significant.

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IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your notes.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks included in the Underlying would have.

•
THE UNDERLYING REFLECTS THE PRICE RETURN OF THE STOCKS COMPOSING THE UNDERLYING, NOT A TOTAL RETURN — The return on the notes is based on the performance of the Underlying, which reflects the changes in the market prices of the stocks composing the Underlying. It is not, however, linked to a “total return” version of the Underlying, which, in addition to reflecting those price returns, would also reflect all dividends and other distributions paid on the stocks composing the Underlying. The return on the notes will not include such a total return feature.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the composition of the Underlying;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates of the stocks composing the Underlying and changes that affect those stocks and their issuers;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a  market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.  In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could adversely affect the level of the Underlying, which could decrease the amount you may receive on the notes at maturity.

The EURO STOXX® Banks Index

We have derived all information contained in this term sheet regarding the EURO STOXX® Banks Index (the “Banks Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by STOXX Limited. The Banks Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of the Banks Index.

The Banks Index was created by STOXX Limited, which is owned by Deutsche Boerse AG and SIX Group AG. Publication of the STOXX Index began on June 15, 1998, based on an initial index value of 100 on December 31, 1991. The Banks Index is disseminated on the STOXX Limited website. On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the Banks Index.

The Bank Index is reported by Bloomberg L.P. under the ticker symbol “SX7E.”

Banks Index Composition and Maintenance

The Banks Index is one of 19 EURO STOXX® Supersector indices that compose the STOXX® Europe 600 Index. The STOXX® Europe 600 Index contains the 600 largest European stocks by free float market capitalization. Each of the 19 EURO STOXX® Supersector indices contain the companies within the Eurozone subset of the STOXX® Europe 600 Index that fall within the relevant supersector, determined by reference to the Industry Classification Benchmark (“ICB”), an international system for categorizing companies that is maintained by FTSE International Limited. The Banks Index includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions.  The Banks Index currently includes 28 stocks of banks that are market sector leaders from twelve countries in the Eurozone. The Eurozone includes: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The composition of the Banks Index is reviewed quarterly. The component stocks are announced the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day.

The free float factors and weighting cap factors for each component stock used to calculate the EURO STOXX® Supersector indices, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. All components of the Banks Index are subject to a 30% capping for the largest company and a 15% capping for the second-largest company.

The Banks Index is also reviewed on an ongoing basis, and any changes affecting the STOXX® Europe 600 Index are also applied to the relevant EURO STOXX® Supersector index. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX® Europe 600 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the Banks Index

The STOXX® Europe 600 Index is calculated with the Laspeyres formula, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Banks Index value at any time can be expressed as follows:

Index =	free float market capitalization of the Banks Index
Divisor

The “free float market capitalization of the Banks Index” is equal to the sum of the products of the closing price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Banks Index is being calculated.

The divisor for the Banks Index is adjusted to maintain the continuity of the Banks Index values across changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where an index divisor may decrease (∇) or increase (Δ) or keep constant (■) when corporate actions occur for a component stock. Assuming shareholders receive “B” new shares for every “A” share held for the following corporate actions:

Divisor	Corporate Action	Adjustment Formula
Ñ	Cash dividend (applied for return index only)	adjusted price = closing price – dividend announced by company × (1 – withholding tax)

Ñ	Special Cash dividend (applied for price return index only)	adjusted price = closing price – dividend announced by company × (1 – withholding tax)

■	Split and Reverse Split	adjusted price = closing price × A/B new number of shares = old number of shares × B/A

Δ	Rights Offering
If the subscription price is not available or equal to or greater than the closing price on the day before the effective date, then no adjustment is made. In case the share increase is larger or equal to 100% ( B/A ≥ 1) the adjustment of the shares and weightfactors are delayed until the new shares are listed.

adjusted price = (closing price × A + subscription price × B)/(A + B)
new number of shares = old number of shares × (A + B)/A

■	Stock Dividend	adjusted price = closing price × A/(A + B) new number of shares = old number of shares × (A + B)/A

Ñ	Stock Dividend (From Treasury Stock)
Stock dividends from treasury stocks will be adjusted as cash dividends.

If treated as regular cash dividend, only the return indices are adjusted. If treated as extraordinary dividend, the price and the return indices are adjusted.

adjusted close = close – close x B/(A + B)

Ñ	Stock Dividend of a Different Company Security	adjusted price = (closing price × A – price of different company security × B)/A

Ñ	Return of Capital and Share Consolidation	adjusted price = [closing price – dividend announced by company × (1 – withholding tax)] × A/B new number of shares = old number of shares × B/A

Ñ	Repurchase Shares/Self- Tender	adjusted price = (price before tender × old number of shares) – (tender price × number of tendered shares) new number of shares new number of shares = old number of shares – number of tendered shares

Ñ	Spinoff	adjusted price = (closing price × A – price of spun-off shares × B)/A

Δ	Combination Stock Distribution (Dividend or Split) and Rights Offering
Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held. If A is not equal to one, all of the following new number of shares formulas need to be divided by A.
If rights are applicable after stock distribution (one action applicable to other):

adjusted price = closing price × A + subscription price × C × (1 + B/A)
                                                      (A + B) × (1 + C/A)

new number of shares = old number of shares × [(A + B) × (1 + C/A)]/A
If stock distribution is applicable after rights (one action applicable to other):
adjusted price = closing price × A + subscription price × C
                                                         (A + C) × (1 + B/A)
new number of shares = old number of shares × [(A + C) × (1 + B/A)]

Divisor	Corporate Action	Adjustment Formula

Δ	Stock Distribution and Rights (not mutually applicable)	adjusted price = closing price × A + subscription price × C A + B + C new number of shares = old number of shares × (A + B + C)/A

License Agreement with STOXX

The EURO STOXX® Banks Index and the trademarks used in the index name are the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors. The EURO STOXX® Banks Index is used under license from STOXX. The notes based on the EURO STOXX® Banks Index are in no way sponsored, endorsed, sold or promoted by STOXX and/or its licensors and neither STOXX nor its licensors shall have any liability with respect thereto.

Historical Information

The following graph sets forth the historical performance of the EURO STOXX® Banks Index based on the daily closing level of the Underlying from September 26, 2009 through September 26, 2014. The closing level of the Underlying on September 26, 2014 was 150.060.  The graph shows a hypothetical Trigger Level equal to 85.00% of 150.060, which was the closing level of the EURO STOXX® Banks Index on September 26, 2014. The actual Initial Level and Trigger Level will be determined on the Trade Date. We obtained the historical closing levels of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical closing levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any Averaging Date.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.